Exhibit 99.1

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(1) POLL RESULTS OF 2017 FIRST EXTRAORDINARY GENERAL MEETING,

2017 FIRST CLASS MEETING FOR HOLDERS OF A SHARES AND

2017 FIRST CLASS MEETING FOR HOLDERS OF H SHARES

AND

(2) BOARD COMMITTEES

The board (the "Board") of directors (the "Directors") of China Southern Airlines Company Limited (the "Company") and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF EGM AND CLASS MEETINGS

The 2017 first extraordinary general meeting of the Company (the "EGM"), the 2017 first class meeting for holders of A shares of the Company (the "A Share Class Meeting") and the 2017 first class meeting for holders of H shares of the Company (the "H Share Class Meeting", together with A Share Class Meeting, the "Class Meetings") was held immediately one after another from 2:30 p.m. on Wednesday, 8 November 2017 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC. The EGM and Class Meetings was convened by the Board and presided by Mr. Wang Chang Shun, the Chairman of the Board. Some Directors and supervisors of the Company attended the EGM and Class Meetings. Some members of the senior management of the Company also attended the EGM and Class Meetings. No resolutions proposed at the EGM and Class Meetings were being vetoed or amended.

As at the date of the EGM, there were 10,088,173,272 shares (the "Shares") of the Company in issue, which was the total number of Shares entitling the holders to attend and vote for or against the resolutions proposed at the EGM. 108 shareholders and authorized proxies holding an aggregate of 7,133,214,001 Shares carrying voting rights, representing approximately 70.71% of the total number of voting Shares of the Company, were present at the EGM.

1

Number of shareholders and authorized proxies attended the EGM	108
Of which: number of A shareholders	104
number of H shareholders	4
Total number of voting Shares held	7,133,214,001
Of which: total number of Shares held by A shareholders	5,222,007,473
total number of Shares held by H shareholders	1,911,206,528
Percentage of the total number of voting Shares of the Company(%)	70.71
Of which: percentage of Shares held by A shareholders(%)	51.76
percentage of Shares held by H shareholders(%)	18.95

As at the date of the A Share Class Meeting, there were 7,022,650,000 A Shares in issue, which was the total number of A Shares entitling the holders to attend and vote for or against the resolutions proposed at the A Share Class Meeting. 104 shareholders and authorized proxies holding an aggregate of 1,182,778,808 A Shares carrying voting rights, representing approximately 39.65% of the total number of voting A Shares, were present at the A Share Class Meeting.

Number of shareholders and authorized proxies attended the A Share Class Meeting	104
Total number of voting Shares held	1,182,778,808
Percentage of the total number of voting Shares of the Company(%)	39.65

As at the date of the H Share Class Meeting, there were 3,065,523,272 H Shares in issue, which was the total number of H Shares entitling the holders to attend and vote for or against the resolutions proposed at the H Share Class Meeting. 3 shareholders and authorized proxies holding an aggregate of 923,285,226 H Shares carrying voting rights, representing approximately 45.44% of the total number of voting H Shares, were present at the H Share Class Meeting.

Number of shareholders and authorized proxies attended the H Share Class Meeting	3
Total number of voting Shares held	923,285,226
Percentage of the total number of voting Shares of the Company(%)	45.44

China Southern Air Holding Company and its associates, who were directly and indirectly holding an aggregate of 5,103,998,665 Shares as at the date of this announcement, are required to abstain from voting in relation to (i) ordinary resolution No. 3 and special resolutions No. 7 to 12 and No. 14 at the EGM; and (ii) special resolutions No. 1 to 6 at the Class Meetings. As such, China Southern Air Holding Company and its associate Nan Lung Holding Limited (holding 4,039,228,665 A Shares and 1,033,650,000 H Shares, respectively), which are connected persons of the Company, had abstained from voting in relation to (i) ordinary resolution No. 3 and special resolutions No. 7 to 12 and No. 14 at the EGM; and (ii) special resolutions No. 1 to 6 at the Class Meetings.

2

Save as disclosed above, there was no restriction on any shareholder of the Company casting votes on any of the proposed resolutions at the EGM and Class Meetings, and there was no Share entitling the holders to attend and vote only against the resolutions proposed at the EGM and Class Meetings. No shareholder is required to abstain from voting on any of the resolutions proposed at the EGM and Class Meetings.

All resolutions as set out in the notice of the EGM and Class Meetings were duly passed and the poll results are as follows:

I. EGM

Ordinary Resolutions

1.	Resolution: To consider the resolution regarding the satisfaction of the conditions of the non-public issue of A Shares by the Company.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	7,033,639,469	98.6041	25,454,582	0.3568	74,119,950	1.0391

2.	Resolution: To consider the resolution regarding the Feasibility Report on the Use of Proceeds from the non-public issue of A Shares of the Company (revised version).

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	7,038,270,297	98.6690	20,823,754	0.2919	74,119,950	1.0391

3.	Resolution: To consider the resolution regarding the submission to the general meeting of the Company to grant the waiver from making a mandatory general offer by China Southern Air Holding Company and parties acting in concert with it.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,965,473,032	95.3958	20,808,304	1.0099	74,054,000	3.5943

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4.	Resolution: To consider the resolution regarding impacts of dilution of current returns of the non-public issue of Shares, the relevant remedial measures and the undertakings from controlling shareholder, directors and senior management of the Company on the relevant measures (revised version).

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	7,033,733,719	98.6054	25,432,082	0.3565	74,048,200	1.0381

5.	Resolution: To consider the resolution regarding impacts of dilution of current returns of the non-public issue of Shares, the relevant remedial measures and the undertakings from controlling shareholder, directors and senior management of the Company on the relevant measures (revised version).

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	7,038,373,797	98.6704	20,802,004	0.2916	74,038,200	1.0379

6.	Resolution: To consider the resolution regarding the Report on Use of Proceeds from Previous Fund Raising Activities.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	7,038,458,997	98.6716	20,658,504	0.2896	74,096,500	1.0388

Special Resolutions

7.00	Resolution: To consider the resolution regarding the proposal of the non-public issue of A Shares and the non-public issue of H Shares of the Company (revised version). (The resolution has been passed by voting on each of the following resolutions)

7.01	Resolution: Types of A Shares to be issued and the par value

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,776,254	95.1678	25,506,132	1.2380	74,052,950	3.5942

4

7.02	Resolution: Issue method and period of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,772,804	95.1677	25,509,382	1.2381	74,053,150	3.5942

7.03	Resolution: Targeted subscribers and subscription method of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,774,554	95.1677	25,517,632	1.2385	74,043,150	3.5937

7.04	Resolution: Issue price of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,793,004	95.1686	25,509,382	1.2381	74,032,950	3.5932

7.05	Resolution: Issue size of A Shares and number of shares to be issued

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,780,504	95.1680	25,509,382	1.2381	74,045,450	3.5939

7.06	Resolution: Lock-up period of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,786,004	95.1683	25,521,332	1.2387	74,028,000	3.5930

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7.07	Resolution: Proceeds raised and the use of proceeds of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,965,424,082	95.3934	20,803,304	1.0097	74,107,950	3.5969

7.08	Resolution: Place of listing of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,796,254	95.1688	25,431,132	1.2343	74,107,950	3.5969

7.09	Resolution: The arrangement for the undistributed profits accumulated before the non-public issue of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,860,804	95.1719	25,444,832	1.2350	74,029,700	3.5931

7.10	Resolution: Validity period of this resolution regarding the non-public issue of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,874,554	95.1726	25,431,132	1.2343	74,029,650	3.5931

7.11	Resolution: Types of H Shares to be issued and the par value

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,794,554	95.1687	25,506,132	1.2380	74,034,650	3.5933

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7.12	Resolution: Issue method and period of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,782,804	95.1681	25,516,132	1.2384	74,036,400	3.5934

7.13	Resolution: Targeted subscribers and subscription method of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,792,804	95.1686	25,506,132	1.2380	74,036,400	3.5934

7.14	Resolution: Issue price of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,792,804	95.1686	25,507,632	1.2380	74,034,900	3.5933

7.15	Resolution: Issue size of H Shares and number of shares to be issued

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,792,804	95.1686	25,506,132	1.2380	74,036,400	3.5934

7.16	Resolution: Lock-up period of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,784,054	95.1682	25,519,832	1.2386	74,031,450	3.5932

7

7.17	Resolution: Use of proceeds of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,965,411,882	95.3928	25,887,004	1.2564	69,036,450	3.3507

7.18	Resolution: Listing arrangement of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,794,554	95.1687	25,506,132	1.2380	74,034,650	3.5933

7.19	Resolution: The arrangement for the undistributed profits accumulated before the non-public issue of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,854,054	95.1716	25,446,582	1.2351	74,034,700	3.5933

7.20	Resolution: Validity period of this resolution regarding the non-public issue of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,779,054	95.1680	25,444,832	1.2350	74,111,450	3.5971

7.21	Resolution: The relationship between the non-public issue of A Shares and the non-public issue of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,780,804	95.1680	25,444,832	1.2350	74,109,700	3.5970

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8.	Resolution: To consider the resolution regarding the preliminary proposal of the non-public issue of A Shares (revised version).

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,799,554	95.1690	25,414,132	1.2335	74,121,650	3.5976

9.	Resolution: To consider the resolution regarding the connected transactions involved in the non-public issue of A Shares and the non-public issue of H Shares (revised version).

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,782,304	95.1681	25,431,332	1.2343	74,121,700	3.5976

10.	Resolution: To consider the resolution regarding the conditional Subscription Agreement relating to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,786,054	95.1683	25,417,632	1.2337	74,131,650	3.5980

11.	Resolution: To consider the resolution regarding the Supplemental Agreement to the conditional A Share Subscription Agreement entered between the Company and the specific entity.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,786,054	95.1683	25,429,632	1.2342	74,119,650	3.5975

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12.	Resolution: To consider the resolution regarding conditional Subscription Agreement relating to the subscription of the H Shares under the non-public issue of H Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,960,786,054	95.1683	25,429,632	1.2342	74,119,650	3.5975

13.	Resolution: To consider the resolution regarding the amendments to the Articles of Association of China Southern Airlines Company Limited.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	7,034,272,547	98.6129	24,820,004	0.3479	74,121,450	1.0391

14.	Resolution: To consider the resolution regarding the submission to the general meeting to authorise the board of directors of the Company or the authorized person(s) thereof with full power to deal with all matters relating to the non-public issue of A Shares and the non-public issue of H Shares.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,965,387,082	95.3916	20,824,304	1.0107	74,123,950	3.5977

15.	Resolution: To consider the resolution regarding the amendment proposal of the Articles of Association of China Southern Airlines Company Limited.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	6,745,282,456	94.5616	310,820,095	4.3574	77,111,450	1.0810

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16.	Resolution: To consider the resolution regarding the amendment proposal of the Procedural Rules of the Shareholders’ General Meeting of China Southern Airlines Company Limited.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	7,057,440,601	98.9377	1,662,000	0.0233	74,111,400	1.0390

17.	Resolution: To consider the resolution regarding the amendment proposal of the Procedural Rules of the Board of Directors of China Southern Airlines Company Limited.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	6,749,302,206	94.6180	309,760,095	4.3425	74,151,700	1.0395

18.	Resolution: To consider the resolution regarding the amendment proposal of the Procedural Rules of the Supervisory Committee of China Southern Airlines Company Limited.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	7,057,413,901	98.9374	1,690,400	0.0237	74,109,700	1.0389

More than 50% of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of the resolutions No. 1 to No. 6 at the EGM. More than 2/3 of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No.7 to No.18 at the EGM.

II. A Share Class Meeting

Special Resolutions

1.00	Resolution: To consider the resolution regarding the proposal of the non-public issue of A Shares and the non-public issue of H Shares of the Company (revised version). (The resolution has been passed by voting on each of the following resolutions)

1.01	Resolution: Types of A Shares to be issued and the par value

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,760,408	99.9984	18,400	0.0016	0	0.0000

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1.02	Resolution: Issue method and period of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,760,408	99.9984	18,400	0.0016	0	0.0000

1.03	Resolution: Targeted subscribers and subscription method of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,760,408	99.9984	18,400	0.0016	0	0.0000

1.04	Resolution: Issue price of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,760,408	99.9984	18,400	0.0016	0	0.0000

1.05	Resolution: Issue size of A Shares and number of shares to be issued

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,760,408	99.9984	18,400	0.0016	0	0.0000

1.06	Resolution: Lock-up period of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,760,408	99.9984	18,400	0.0016	0	0.0000

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1.07	Resolution: Proceeds raised and the use of proceeds of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,760,408	99.9984	18,400	0.0016	0	0.0000

1.08	Resolution: Place of listing of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,760,408	99.9984	18,400	0.0016	0	0.0000

1.09	Resolution: The arrangement for the undistributed profits accumulated before the non-public issue of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,760,408	99.9984	18,400	0.0016	0	0.0000

1.10	Resolution: Validity period of this resolution regarding the non-public issue of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,760,408	99.9984	18,400	0.0016	0	0.0000

1.11	Resolution: Types of H Shares to be issued and the par value

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,760,408	99.9984	18,400	0.0016	0	0.0000

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1.12	Resolution: Issue method and period of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,760,408	99.9984	18,400	0.0016	0	0.0000

1.13	Resolution: Targeted subscribers and subscription method of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,760,408	99.9984	18,400	0.0016	0	0.0000

1.14	Resolution: Issue price of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,760,408	99.9984	18,400	0.0016	0	0.0000

1.15	Resolution: Issue size of H Shares and number of shares to be issued

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,760,408	99.9984	18,400	0.0016	0	0.0000

1.16	Resolution: Lock-up period of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,760,408	99.9984	18,400	0.0016	0	0.0000

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1.17	Resolution: Use of proceeds of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,760,408	99.9984	18,400	0.0016	0	0.0000

1.18	Resolution: Listing arrangement of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,760,408	99.9984	18,400	0.0016	0	0.0000

1.19	Resolution: The arrangement for the undistributed profits accumulated before the non-public issue of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,760,408	99.9984	18,400	0.0016	0	0.0000

1.20	Resolution: Validity period of this resolution regarding the non-public issue of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,760,408	99.9984	18,400	0.0016	0	0.0000

1.21	Resolution: The relationship between the non-public issue of A Shares and the non-public issue of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,760,408	99.9984	18,400	0.0016	0	0.0000

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2.	Resolution: To consider the resolution regarding the preliminary proposal of the non-public issue of A Shares (revised version).

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,761,908	99.9986	4,900	0.0004	12,000	0.0010

3.	Resolution: To consider the resolution regarding the connected transactions involved in the non-public issue of A Shares and the non-public issue of H Shares (revised version).

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,761,908	99.9986	4,900	0.0004	12,000	0.0010

4.	Resolution: To consider the resolution regarding the conditional Subscription Agreement relating to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,761,908	99.9986	4,900	0.0004	12,000	0.0010

5.	Resolution: To consider the resolution regarding the Supplemental Agreement to the conditional A Share Subscription Agreement entered between the Company and the specific entity.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,761,908	99.9986	16,900	0.0014	0	0.0000

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6.	Resolution: To consider the resolution regarding conditional Subscription Agreement relating to the subscription of the H Shares under the non-public issue of H Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,182,761,908	99.9986	16,900	0.0014	0	0.0000

More than 2/3 of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No.1 to No.6 at the A Share Class Meeting.

III. H Share Class Meeting

Special Resolutions

1.00	Resolution: To consider the resolution regarding the proposal of the non-public issue of A Shares and the non-public issue of H Shares of the Company (revised version).(The resolution has been passed by voting on each of the following resolutions)

1.01	Resolution: Types of A Shares to be issued and the par value

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	825,236,494	89.3805	24,020,732	2.6017	74,028,000	8.0179

1.02	Resolution: Issue method and period of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	825,236,494	89.3805	24,020,732	2.6017	74,028,000	8.0179

1.03	Resolution: Targeted subscribers and subscription method of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	825,236,494	89.3805	24,020,732	2.6017	74,028,000	8.0179

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1.04	Resolution: Issue price of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	825,236,494	89.3805	24,020,732	2.6017	74,028,000	8.0179

1.05	Resolution: Issue size of A Shares and number of shares to be issued

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	825,236,494	89.3805	24,020,732	2.6017	74,028,000	8.0179

1.06	Resolution: Lock-up period of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	825,236,494	89.3805	24,020,732	2.6017	74,028,000	8.0179

1.07	Resolution: Proceeds raised and the use of proceeds of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	829,865,822	89.8818	19,391,404	2.1003	74,028,000	8.0179

1.08	Resolution: Place of listing of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	825,236,494	89.3805	24,020,732	2.6017	74,028,000	8.0179

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1.09	Resolution: The arrangement for the undistributed profits accumulated before the non-public issue of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	825,236,494	89.3805	24,020,732	2.6017	74,028,000	8.0179

1.10	Resolution: Validity period of this resolution regarding the non-public issue of A Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	825,236,494	89.3805	24,020,732	2.6017	74,028,000	8.0179

1.11	Resolution: Types of H Shares to be issued and the par value

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	825,236,494	89.3805	24,020,732	2.6017	74,028,000	8.0179

1.12	Resolution: Issue method and period of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	825,236,494	89.3805	24,020,732	2.6017	74,028,000	8.0179

1.13	Resolution: Targeted subscribers and subscription method of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	825,236,494	89.3805	24,020,732	2.6017	74,028,000	8.0179

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1.14	Resolution: Issue price of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	825,236,494	89.3805	24,020,732	2.6017	74,028,000	8.0179

1.15	Resolution: Issue size of H Shares and number of shares to be issued

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	825,236,494	89.3805	24,020,732	2.6017	74,028,000	8.0179

1.16	Resolution: Lock-up period of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	825,236,494	89.3805	24,020,732	2.6017	74,028,000	8.0179

1.17	Resolution: Use of proceeds of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	829,865,822	89.8818	19,391,404	2.1003	74,028,000	8.0179

1.18	Resolution: Listing arrangement of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	825,236,494	89.3805	24,020,732	2.6017	74,028,000	8.0179

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1.19	Resolution: The arrangement for the undistributed profits accumulated before the non-public issue of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	825,236,494	89.3805	24,020,732	2.6017	74,028,000	8.0179

1.20	Resolution: Validity period of this resolution regarding the non-public issue of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	825,236,494	89.3805	24,020,732	2.6017	74,028,000	8.0179

1.21	Resolution: The relationship between the non-public issue of A Shares and the non-public issue of H Shares

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	825,236,494	89.3805	24,020,732	2.6017	74,028,000	8.0179

2.	Resolution: To consider the resolution regarding the preliminary proposal of the non-public issue of A Shares (revised version).

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	822,876,494	89.1248	24,020,732	2.6017	76,388,000	8.2735

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3.	Resolution: To consider the resolution regarding the connected transactions involved in the non-public issue of A Shares and the non-public issue of H Shares (revised version).

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	822,876,494	89.1248	24,020,732	2.6017	76,388,000	8.2735

4.	Resolution: To consider the resolution regarding the conditional Subscription Agreement relating to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	822,876,494	89.1248	24,020,732	2.6017	76,388,000	8.2735

5.	Resolution: To consider the resolution regarding the Supplemental Agreement to the conditional A Share Subscription Agreement entered between the Company and the specific entity.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	810,946,494	87.8327	24,020,732	2.6017	88,318,000	9.5656

6.	Resolution: To consider the resolution regarding conditional Subscription Agreement relating to the subscription of the H Shares under the non-public issue of H Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	800,072,494	86.6550	24,020,732	2.6017	99,192,000	10.7434

More than 2/3 of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No.1 to No.6 at the H Share Class Meeting.

According to the requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, KPMG was appointed as the scrutineer in respect of votings at the EGM and Class Meetings. (Note)

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Zhang Zhenya and Wu Xiaoqing, PRC lawyers from Z & T Law Firm, attended the EGM and Class Meetings and separately issued legal opinions stating that the convening and holding of the EGM and Class Meetings, the procedures for the holding of the EGM and Class Meetings, the eligibility of the persons who attended the EGM and Class Meetings and the procedures for voting at the EGM and Class Meetings are in compliance with the PRC Company Law, the Regulation of the Shareholders’ Meeting of a Listed Company, and the Articles of Association of the Company, and that the resolutions passed at the EGM and Class Meetings are lawful and valid.

Note:	Scope of work of KPMG

The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

BOARD COMMITTEES

On 8 November 2017, the Board considered and approved (i) the amendments to the Terms of Reference of Audit and Risk Management Committee; (ii) the amendments to the Terms of Reference of Strategic and Investment Committee; and (iii) the establishment of the Aviation Safety Committee and its terms of reference. The members of the Aviation Safety Committee will be appointed during the next session of the Board.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

8 November 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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